Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement on Form S-3, No. 333-222278 of MIND Technology, Inc. (formerly known as Mitcham Industries, Inc.) of our report dated April 28, 2020, relating to the consolidated financial statements and schedule of Mitcham Industries, Inc., which report appears in the Form 10-K of Mitcham Industries, Inc. for the year ended January 31, 2020 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Houston, Texas
September 15, 2020